September 22, 2022

Ms. Jennifer Gowetski
Ms. Barbara Jacobs
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:     Jones Lang LaSalle Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed April 15, 2022
    File No. 001- 13145

Dear Ms. Gowetski and Ms. Jacobs:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 1, 2022, concerning the Definitive Proxy Statement on Schedule 14A filed April 15, 2022, of Jones Lang LaSalle Inc. (the “Company”).

For your convenience, we have restated your comments in italics, followed by our responses.
Definitive Proxy Statement on Schedule 14A filed April 15, 2022 General
1.Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

    Response
The Company acknowledges the Staff’s comment regarding leadership structure and advises the Staff that the Company will address the comment in future filings, to the extent material.
2.Please expand upon the role that your non-executive Chairman of the Board plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your non-executive Chairman of the Board may:
•require board consideration of, and/or override your CEO on, any risk matters; or
•provide input on design of the board itself.

    Response
The Company acknowledges the Staff’s comment regarding the role our non-executive Chairman of the Board plays in the leadership of the board and advises the Staff that the Company will address the comment in future filings, to the extent material.

3.Please expand upon how your board administers its risk oversight function. For example, please disclose:
•why your board elected to retain direct oversight responsibility for your Information Security Program, rather than assign oversight to a board committee;
•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to address existing risks and identify significant emerging risks;
•whether you have a Chief Compliance Officer and to whom this position reports; and
•how your risk oversight process aligns with your disclosure controls and procedures.

    Response
The Company acknowledges the Staff’s comment regarding how the board administers its risk oversight function and advises the Staff that the Company will address the comment in future filings, to the extent material.

Sincerely,

Karen Brennan
Chief Financial Officer